

CENTER STREET SECURITIES, INC.

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

CENTER STREET SECURITIES, INC.

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

CONTENTS

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42786

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Center Street Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2 International Plaza Suite 301__
(No. and Street)

__Nashville__   __TN__   __37217__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__David Hock__   __503-709-7943__   __david.hock@aretewealth.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Goldman & Company, CPAs LLC__
(Name – if individual, state last, first, and middle name)

__3535 Roswell Road - Ste 32 Marietta__   __Georgia 23226__
(Address)   (City)   (State)   (Zip Code)

__06/25/2009__   __1952__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>David Hock</u>_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Center Street Securities, Inc.</u>_____, as of <u>December 31</u>_____, 2<u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Official Seal
Heidi Colby Flanagan
Notary Public State of Illinois
My Commission Expires 08/20/2022

Signature: _____

Title: _____

Chief Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

To the Shareholder of
Center Street Securities, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Center Street Securities, Inc as of December 31, 2021, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Center Street Securities, Inc as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Center Street Securities, Inc's management. Our responsibility is to express an opinion on Center Street Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Center Street Securities, Inc's financial statements. The supplemental information is the responsibility of Center Street Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2020.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 14, 2022

CENTER STREET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

<u>ASSETS</u>

Cash and cash equivalents	$	920,355
Receivable from clearing broker		17,622
Commissions receivable		97,530
Prepaid Taxes		26,820
Tax receivable from Parent		85,677
Investments		73,170
Receivable from Affiliate		393,447
Prepaid expenses and other assets		162,595
TOTAL ASSETS	$	1,777,216

<u>LIABILITIES AND SHAREHOLDER'S EQUITY</u>

LIABILITIES		
Commissions payable	$	178,550
Accrued expenses and other liabilities		413,342
TOTAL LIABILITIES		591,892
SHAREHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding		8,000
Additional paid-in capital		455,823
Retained earnings		721,501
TOTAL SHAREHOLDER'S EQUITY		1,185,324
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,777,216

The accompanying notes are an integral part of these financial statements.

REVENUES

Commissions	$ 11,936,368
Service fees	292,105
Non-securities insurance based product revenue	159,595
Dealer reallowance	1,846,022
Other revenue	94,227
TOTAL REVENUES	14,328,317

EXPENSES

Commissions	10,571,711
Salaries, bonuses and benefits	826,933
Insurance and licensing fees	267,130
Brokerage, exchange and clearance fees	92,119
Occupancy and equipment	71,705
Technology	273,250
Travel and entertainment	28,189
Regulatory fees	109,006
Postage and delivery	23,508
Professional fees	313,318
Other expense	48,482
Expense sharing agreement	428,600
Settlement expense	85,794
TOTAL EXPENSES	13,139,745

OTHER INCOME:

Gain on extinguishment of debt	197,109
INCOME BEFORE INCOME TAXES	1,385,681
INCOME TAX EXPENSE	353,583
NET INCOME	$ 1,032,098

The accompanying notes are an integral part of these financial statements.

CENTER STREET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
BALANCE - BEGINNING OF YEAR	500	$ 8,000	$ 292,041	$ 639,403	$ 939,444
Net income	-	-	-	1,032,098	1,032,098
Contributions			163,782	-	163,782
Dividends paid		-	-	(950,000)	(950,000)
BALANCE - END OF YEAR	500	$ 8,000	$ 455,823	$ 721,501	$ 1,185,324

The accompanying notes are an integral part of these financial statements.

CENTER STREET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

OPERATING ACTIVITIES

Net income	$ 1,032,098
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization of computer software	3,765
Lease - right to use	241,619
Gain on extinguishment of debt	(197,109)
Expense payable assumed by the parent	163,782
(Increase) decrease in operating assets:	
Commission receivable	474,432
Deposits with clearing brokers	(7,972)
Receivable from affiliate	(393,447)
Prepaid Taxes	(38,073)
Tax receivable from Parent	(4,968)
Prepaid expenses and other assets	(62,057)
Increase (decrease) in operating liabilities:	
Commissions payable	(547,774)
Income taxes payable	303,417
Accrued expenses and other liabilities	(27,050)
Lease liability	(247,439)
TOTAL ADJUSTMENTS	(338,874)
NET CASH PROVIDED BY OPERATING ACTIVITIES	693,224
FINANCING ACTIVITIES	
Dividends paid	(950,000)
NET CASH USED IN FINANCING ACTIVITIES	(950,000)
INVESTING ACTIVITIES	
PPP Loan	197,109
Sale of investments	281,572
Net Cash Provided by Investing Activity	478,681
NET INCREASE IN CASH	221,905
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	698,450
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 920,355
Cash paid for:	
Franchise and excise tax	$590

Non-cash Financing and Investing Activities:

During the year, the Company's parent made a non-cash contribution by the assumption of $163,782 accounts payable for legal fees.

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Center Street Securities, Inc. (the "Company") is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on its books. The Company receives commissions for sales of various mutual funds, stocks, bonds, 529 plans, variable life and annuities, real estate investment trusts, and limited partnership and direct participation programs.

The Company is a wholly owned subsidiary of Center Street Holdings, Inc. (the "Parent"). On December 30, 2020, a stock purchase agreement was executed whereby Jack R Thacker agreed to sell all of the outstanding stock of Center Street Holdings, Inc. to Arete Wealth Inc. This transaction is a change of indirect ownership only, as Center Street Securities, Inc. is owned 100% by Center Street Holdings, Inc. A Continuing Membership Application for this change of indirect ownership was filed with FINRA on December 28, 2020 and in accordance with the rule 1017, the transaction closed on January 28, 2021.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposits with clearing brokers

On August 13, 2009, the Company executed a secondary correspondent agreement with World Equity Group ("WEG"). WEG conducts business on a fully disclosed basis via a correspondent clearing agreement with Pershing, LLC. The Company has agreed to maintain a deposit account with Pershing, LLC in the amount of $5,000 in accordance with the clearing agreement.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs. The value of these investments is determined by the fund manager.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date.

Advertising and market development

The primary costs incurred regarding advertising and market development are travel and entertainment expenses. Advertising and marketing development costs are expensed as incurred.

Revenue Recognition

The Company adopted Financial Accounting Standards Board ASC 606 on revenue recognition effective January 1, 2018. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services. Commissions income, receivable, expense, payable, and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur.

Taxes

The Company is classified as a C corporation under the Internal Revenue Code. The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for federal income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The Company is liable for state taxes.

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. Such differences are expected to result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

The Company files income tax returns in certain state jurisdictions. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Property, equipment and software

Property, equipment and software are reported at cost, net of accumulated depreciation and amortization, and include improvements that significantly add to productive capacity or extend useful lives. Costs of maintenance and repairs are charged to expense. When depreciable assets are disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain (except trade-ins) or loss is included in operations for the period. Gains on trade-ins are applied to reduce the cost of the new acquisition. Depreciation and amortization are recorded using the straight-line method over the assets' estimated useful lives, except for leasehold improvements, which are depreciated over the shorter of their estimated useful lives or the respective lease term.

Capitalized software is amortized over the life of the contact with the software vendor.

Cash and cash equivalents

The Company considers cash equivalents to include investments with maturity dates of 90 days or less.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

Effective January 1, 2019, the Company implemented FASB accounting rule, ASC 842. ASC 842 requires that all leases other than short-term leases (less than 12 months in duration) are recorded on the balance sheet with a right-of-use asset as an offsetting liability. The new standard also requires disclosures that provide additional information on recorded lease arrangements. In July 2018, the FASB issued ASU 2018-11, Leases – Targeted Improvements, which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the provisions of this guidance, including the optional transition method, on January 1, 2019. Operating lease assets and corresponding lease liabilities were recognized on the Company's consolidated statements of financial condition. There was no material impact which required an adjustment to the opening balance of retained earnings. In 2021 the Company terminated its sublease with the Parent Company and rent is now included in the expense sharing agreement with its affiliate Arete Wealth, Inc.

The Company is evaluating new accounting standards and will implement as required.

NOTE 3 – CONCENTRATION OF CREDIT RISK

Cash balances   The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

Concentration of sales and revenue   The Company uses different product sponsors. The percent of sales and revenue changes depending on the offering and market environment. The offerings of product sponsors are interchangeable, so as an offering is less attractive another from a different product sponsor may be substituted.

NOTE 4 – INVESTMENTS

The Company's holds certain investments in products that may have limited liquidity. The investments are marked to market at the last sales price or stated price of the investment provided by the product provider using fair value.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. On December 31, 2021, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

NOTE 4 – INVESTMENTS (Continued)

Level 1 — The Company maintains balances in its investment accounts which can include money market funds, which are short term in nature with readily determinable values derived from active markets. There were no Level 1 investments as of December 31, 2021.

Level 3 — The Company's owns alternative investments of $73,170 on December 31, 2021, which may have limited liquidity. The Company believes values on the balance sheet as of December 31, 2021, approximate the fair market value.

Level 3 investment consists of private equity funds, the value of which is determined by the fund manager.

Investment activity is as follows for 2021:

	Level 1	Level 3	Total
Fair Market value at 12/31/20	$ 74,284	$ 280,458	$ 354,742
Sold	(74,284)	(207,288)	(281,572)
Loss			-
Fair Market value at 12/31/21	$ -	$ 73,170	$ 73,170

Investments were sold to the former owner of the Parent as part of the sale of the Parent. No gain or loss was recognized.

NOTE 5 – PROPERTY, EQUIPMENT AND SOFTWARE

The Company had $3,765 of software as of December 31, 2020 which were was amortized in 2021. The amortization expense in 2021 was $3,765.

NOTE 6 – INCOME TAXES

The provision for income tax expense consists of the following for the year ended December 31, 2021:

Federal	$ 263,501
State	90,082
	$ 353,583

The actual income tax expense differs from the expected income tax expense due to nontaxable PPP loan proceeds less non-deductible expense, including meals and entertainment and regulatory penalties.

Deferred tax as of December 31, 2021 is $13,620 and is included in accrued expenses and other liabilities. This is related to prepaid expenses and accrued fees.

NOTE 7 – LEASES

The Company determines if an arrangement is a lease or contains a lease at inception. In

NOTE 7 – LEASES (Continued)

June 2019, the Parent entered into a 5-year lease for the headquarters in Nashville, Tennessee. The Company entered into an operating sublease agreement with the Parent for 80% of the lease and the financial statements reflect the sublease, which was cancelled effective September 30, 2021.

Rent expense totaled $68,351 for the year ended December 31, 2021. Rent expense includes payments incurred on month to month and short-term leases, defined as 12 months or less, and are not included in future commitments. On October 1, 2021, Arete Wealth Inc. assumed responsibility for payment on all remaining lease obligations of the Company including payments for the Nashville office lease in the Parent's name.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company subleased the space for its main offices from the Parent and made payments to the landlord on the Parent's behalf in 2021 totaling approximately $75.609, receiving reimbursement of approximately $14,630 from an affiliate with common ownership who also subleased a portion of the space. The sublease was terminated in 2021.

The Company rented office space and services on a month-to-month basis from Thacker Properties, LLC, which is owned by the Company's President. Rent expense and fees for the use of furniture and equipment under this arrangement amounted to approximately $10,500 for the year ended December 31, 2021. This lease was terminated in August 2021.

The Company made cash advances in 2021 of $7,000 to an affiliate, all of which was repaid in 2021. The Company paid $222,782 during 2021 to an affiliate in its capacity as the Company's insurance broker for errors and omissions professional liability insurance.

On December 31, 2021, the Company has a total of $85,677 due from the Parent related to the Company's share of the net income tax expense. Funds paid to the Parent or to an affiliate on behalf of the Parent during 2021 totaled approximately $407,000 of which $393,447 was receivable on December 31, 2021. In January 2022, the affiliate repaid $400,000 which the Company had advanced on behalf of the Parent.

During 2021 the Parent made a non-cash capital contribution of approximately $160,000 by assuming a liability for legal fees.

Per the terms of an expense sharing agreement effective July 1, 2021, Arete Wealth Inc. pays general expenses related to office space, salaries and insurance and allocates a portion of those expenses to the Company. Expense sharing fees paid to the affiliate were $428,600 for the year ended December 31, 2021.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had regulatory net capital of $438,810, which was $399,351 in excess of its required minimum of $39,459. The Company's percent of aggregate indebtedness to net capital ratio was 134.89%.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The customers of the Company enter into a transaction to purchase investments that may have been recommended by the Company's registered representatives. The suitability of these investments, based on the customers investment objectives and risk profile, are evaluated and reviewed by the Company's compliance department. These investments are subject to market fluctuations and risks and occasionally a customer may be unsatisfied with the investment and commence arbitration or litigation proceeding against the Company. There are three outstanding arbitration claims filed by customers against the Company. The customers allege either the investments were not suitable, or the investment decreased in value. The Company believes there are viable defenses to the claims filed and no accrual had been recorded for the claim or potential settlement of the arbitration.

The Company has errors and omissions coverage that will cover each case. The terms of the policy for the type of policy under litigation are total coverage of $1,000,000 per case, $125,000 deductible per case through October 31, 2021, and $75,000 deductible per case effective November 1, 2021.

NOTE 11 – COMMISSIONS RECEIVABLE

Commission receivable consists of trades, 12b-1 fees and commissions on sales of alternative investments products earned but not yet received. The Company did not have an allowance for doubtful accounts as all receivable amounts are deemed fully collectable.

NOTE 12 – REVENUE

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instruments or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership of the securities have been transferred to / from the customer.

NOTE 12 – REVENUE (Continued)

Other commissions are earned on the sale of alternative investment products to qualified investors and are recognized when the services are rendered.

Mutual funds or pooled investments vehicles (collectively, "funds") have entered into agreements with the company to distribute / sell its shares to investors. Fees are paid upfront and over time (12b-1 fees) based on a contractual rate.

Service Fees

The Company earns service fees under agreements from its registered representatives. These fees relate to the cost of licensing, registration, service cost of customer accounts and software access, these fees are recognized when the services are rendered on a monthly basis.

Non-securities insurance-based product revenue

The Company earns commissions from variable and life insurance annuities, the commissions are earned upon completion of the contract.

Dealer Reallowance

The Company earns dealer reallowance on the sale of new alternative investment products. These fees are recognized when the services are rendered.

Other Revenue

Other revenue consists of expense reimbursements from registered representatives and realized and unrealized investment gains. Expense reimbursement revenues are recognized when the related expense is incurred.

NOTE 13 –SUBSEQUENT EVENT

The Company evaluated transactions occurring after the year ended December 31, 2021, through April 14, 2022, the date these financial statements were available for issuance.

CENTER STREET SECURITIES, INC.
Schedule I
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2021

Net Capital
    Total stockholder's equity from the Statement of Financial Condition $ 1,185,324

    Nonallowable assets from the Statement of Financial Condition   (746,514)

    Net capital before haircuts   438,810

    Haircuts

    Net capital $ 438,810

Total aggregate indebtedness $ 591,982

Computation of basic net capital requirement
    Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness) $ 39,459

Excess net capital $ 399,351

Net capital less greater of 10% of total aggregate
    indebtedness or 120% of net capital required $ 379,612

Percentage of aggregate indebtedness to net capital   134.89 %

The net capital computed above and the Company's computation of net capital on its December 31, 2021 Amended FOCUS Report - Part IIA are not materially different.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Center Street Securities, Inc

We have reviewed management's statements, included in the accompanying Center Street Securities Inc's Annual Exemption Report, in which (1) Center Street Securities, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Center Street Securities, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Center Street Securities, Inc stated that Center Street Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Center Street Securities, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Center Street Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 14, 2022

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

CENTER STREET SECURITIES, INC.

INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS
UNDER RULE 15c3-3 – EXEMPTION REPORT

DECEMBER 31, 2021

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in paragraph k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2021, without exception.



_____
David Hock
Chief Financial Officer

Date: ___4/14/2022_____

CENTER STREET SECURITIES INC.

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE 15c3-3**

December 31, 2021

The· Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE 15c3-3**

December 31, 2021

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.